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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 1

NetSuite Inc.
(Name of Subject Company)

NetSuite Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

64118Q107
(CUSIP Number of Class of Securities)

Douglas P. Solomon
Senior Vice President, General Counsel & Secretary
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403
(650) 627-1000
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
Larry W. Sonsini
Martin W. Korman
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

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Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 EXPLANATORY NOTE

        This Amendment No. 1 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2016 (together with the exhibits thereto and as amended or supplemented from time to time, the "Schedule 14D-9") by NetSuite Inc., a Delaware corporation ("NetSuite"). The Schedule 14D-9 relates to the cash tender offer (the "Offer") by Napa Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of OC Acquisition LLC, a Delaware limited liability company ("Parent"), a subsidiary of Oracle Corporation, a Delaware corporation ("Oracle"), to purchase all of the issued and outstanding shares of NetSuite's common stock, par value $0.01 per share (the "Shares"). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the "Schedule TO") filed by Oracle, Parent and Purchaser with the SEC on August 18, 2016, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

        Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

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Item 8.    Additional Information

        Item 8 of the Schedule 14D-9 is amended and supplemented by inserting the following after the second paragraph:

        On September 6, 2016, NetSuite issued a Form 8-K containing the following disclosure:

    On September 6, 2016, NetSuite Inc. (the "Company") received a letter from T. Rowe Price Associates, Inc. concerning the Company's pending acquisition by Oracle Corporation ("Oracle"). The letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated by reference herein. According to the letter, T. Rowe Price owns approximately 14.5 million shares of the Company's common stock.

    On September 6, 2016, the Transactions Committee of the Company's Board of Directors and the Board both met to discuss the letter. The Board unanimously reaffirmed its recommendation that stockholders accept Oracle's offer and tender their shares.

    The reasons for the Board's recommendation are contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on August 18, 2016. Stockholders are urged to read the Solicitation/Recommendation Statement on Schedule 14D-9 carefully and in its entirety, as it contains important background information.

Item 9.    Exhibits

        Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(H)	Letter from T. Rowe Price Associates Inc. to the Board of Directors of NetSuite Inc., dated September 6, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by NetSuite Inc. on September 7, 2016).

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

NETSUITE INC.
By:	/s/ ZACHARY NELSON
	Name:	Zachary Nelson
	Title:	Chief Executive Officer
	Date:	September 7, 2016

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EXPLANATORY NOTE
  Item 8. Additional Information
  Item 9. Exhibits
SIGNATURE